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                                                                    EXHIBIT 12.1


               COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

                                                               Nine Months Ended
                                                                  December 31,
                                                              --------------------
                                                                                      Fiscal
 (Dollars in thousands)                                        1995         1996       1996
                                                              -------     --------    -------
 Earnings Before Taxes                                        $29,530     $68,381     $50,096

 Total Fixed Charges                                           $5,980      $5,688      $9,465

 Interest Capitalized                                            $106      $1,316        $253

 Ratio of Earnings to Fixed Charges                               5.9        12.8         6.3
                                                              =======     =======     =======


The ratio of earnings to fixed charges is computed by dividing (x) pretax income from continuing operations plus fixed charges less interest capitalized during the period, by (y) fixed charges. Fixed charges consist of interest on all indebtedness, amortization of debt expense and discount or premium relating to indebtedness. Earnings were inadequate to cover fixed charges for all periods prior to fiscal 1996. The deficiencies of earnings were approximately $21.1 million, $17.1 million, $17.3 million and $8.9 million, for fiscal 1992, 1993, 1994 and 1995, respectively.